SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                             ____________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             THE MEAD CORPORATION
             (Exact name of registrant as specified in its charter)

                       Ohio                           31-0535759
     (State of Incorporation or Organization)        (IRS Employer
                                                  Identification No.)

          Mead World Headquarters,
          Courthouse Plaza Northeast
               Dayton, Ohio                                     45463
     (Address of principal executive offices)                (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
               Title of each class           on which each class is
               to be so registered           to be registered
               -------------------           ----------------------
               Common Share Purchase         New York Stock Exchange
                 Rights                      Pacific Stock Exchange
                                             Chicago Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)


          Item 1.   Description of Securities To Be Registered.

                    On November 9, 1996, the Board of Directors of The Mead Corporation, an Ohio corporation (the "Company"), authorized and granted to each holder of a Common Share, without par value, of the Company (the "Common Shares") outstanding at the close of business on November 14, 1996 (the "Record Date") one Right for each Common Share held as of the Record Date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $200 (the "Purchase Price"), subject to adjustment in certain circumstances. The Purchase Price may be paid, at the election of the registered holder, in cash, Common Shares or a combination thereof.

                    The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 9, 1996 (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent.

                    Initially, the Rights will be attached to the certificates representing outstanding Common Shares, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Share Acquisition Date"),
          (ii) ten Business Days following the commencement of (or public announcement of the intent to commence) a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 20% or more of the outstanding Common Shares or (iii) ten days following a determination by the Board of Directors of the Company that any Person is an Adverse Person (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Share certificates. The Board of Directors of the Company will declare any Person to be an Adverse Person upon their determination that such Person has become the Beneficial Owner of a substantial amount (i.e., not less than 10%) of the Common Shares then outstanding and upon the determination by a majority of the independent Directors that: (i) such Beneficial Ownership is intended to cause the Company to repurchase the Common Shares owned by such Person or to cause pressure on the Company to take action intended to provide such person with short-term financial gain which, in their determination, is not in the best long-term interests of the Company and its shareholders or (ii) such Beneficial Ownership is reasonably likely to cause a material adverse impact on the business of the Company.

                    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Share certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                    The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on November 14, 2006, unless earlier redeemed or extended by the Company as described below.

                    In the event that (i) a person or group becomes an Acquiring Person (other than pursuant to an offer for all outstanding Common Shares at a price and on terms which a majority of the independent Directors determine to be adequate and otherwise to be in the best interests of shareholders) or (ii) the Board of Directors of the Company declares a Person to be an Adverse Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person shall immediately become null and void.

                    In the event that following the Share Acquisition Date, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (except with respect to clause (i) and (ii), a "cleanup" merger which follows an offer described in the preceding paragraph), the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof, Common Shares of the acquiring company having a value equal to two (2) times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

                    The Purchase Price payable, and the number of Common Shares issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
          (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares or securities convertible into Common Shares at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

                    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

                    At any time after the date of the Rights Agreement until ten days following the Share Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable in cash or stock (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The foregoing notwithstanding, the Rights may not be redeemed (i) at any time subsequent to the Board of Directors' determination that any Person is an Adverse Person or (ii) for a period of 180 days following a change in the majority of the Board of Directors of the Company resulting from a proxy contest or consent solicitation.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that a Triggering Event shall occur.

                    Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

                    As of November 5, 1996, there were 52,261,831 Common Shares outstanding, 13,964,589 shares held in the treasury and 8,845,593 Common Shares authorized for issuance upon exercise of options granted under the Company's employee benefit plans. Each outstanding Common Share on November 14, 1996, will receive one Right. As long as the Rights are attached to the Common Shares and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each Common Share issued on or after November 14, 1996.

                    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to ten days following the Share Acquisition Date redeem all but not less than all the then outstanding Rights.

                    The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

          Item 1.  Exhibits.

          Exhibit No.                        Exhibit

               1 Form of Rights Agreement, dated as of November 9, 1996, between The Mead Corporation and The First National Bank of Boston, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth day after the Share Acquisition Date (ii) the tenth Business Day after the date of the commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares or (iii) the tenth day after the Board of Directors determines that a person is an Adverse Person.


                                    SIGNATURE

          Pursuant to be requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        THE MEAD CORPORATION

          Date:  November 13, 1996      /s/ William R. Grayber
                                        Name:   William R. Grayber
                                        Title:  Vice President and
                                                Chief Financial
                                                Officer


                                   EXHIBIT INDEX

           Exhibit                Description               Page

              1           Form of Rights Agreement, dated     9
                          as of November 9, 1996, between
                          The Mead Corporation and The
                          First National Bank of Boston,
                          as Rights Agent, which includes
                          as Exhibit A thereto the Form of
                          Rights Certificate.  Pursuant to
                          the Rights Agreement, Rights
                          Certificates will not be mailed
                          until after the earlier of (i)
                          the tenth day after the Share
                          Acquisition Date or (ii) the
                          tenth Business Day after the
                          date of the commencement of a
                          tender or exchange offer by any
                          person or group of affiliated or
                          associated persons, if upon
                          consummation thereof, such
                          person or group would be the
                          beneficial owner of 20% or more
                          of such outstanding Common
                          Shares or (iii) the tenth day
                          after the Board of Directors
                          determines that a Person is an
                          Adverse Person.